Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Bespoke Capital Acquisition Corp.

Subject Company: Bespoke Capital Acquisition Corp.

Registration No: 333-254260

Date: March 16, 2021

March 16, 2021

Terry Wheatley, President Of Vintage Wine Estates, Is Poised To Take The Company Public

Brian Freedman

In a fitting turn of events for Women’s History Month, Terry Wheatley, President of Vintage Wine Estates, is about to take the company public (it will be listed on the Nasdaq Global Market as VWE). In doing so, she will become the first woman ever to usher such a sizable American wine producer through the IPO process. It’s the capstone of a career that has been full of them, and a major turning point for the company as a whole.

This $690 million initial public offering comes as the result of a newfound partnership with Bespoke Capital Acquisition Corp., a London-based firm, and promises to bring significant expansion to a company that has seen massive growth since its founding, as I discussed in a look at Vintage Wine Estate for a piece here a little over a year ago.

Terry Wheatley, President of Vintage Wine Estates and pictured above at Clos Pegase, is about to take VWE public.

Courtesy of Vintage Wine Estates

Much of the reason for the partnership with Bespoke and the IPO, Wheatley explained in an interview, is that Pat Roney, the founder of Vintage Wine Estates, has “made 20 acquisitions in the last 10 years, but we're at a point that in order to accelerate the brands we have, to build out the innovation that we're working on, and to accelerate our acquisition strategy, it seemed like the right time to access the public market.” She continued, “You look at the impact of COVID where tasting rooms have been closed. On-premise has been shut down. It's made it difficult for a lot of our friends and neighbors in the business. There was a study done, I believe by Silicon Valley Bank just recently, that said that 52% of the winery owners they polled said that they would consider selling. So whether or not they're struggling because their tasting rooms were closed or they didn't have the ability to pivot into e-commerce, I think the next 18 months [are] going to be ripe for acquisitions.”

VWE was already exploring the possibilities of going public before their relationship with Bespoke, but when Roney “met the leaders of Bespoke Capital…it just clicked,” Wheatley explained. “There was Paul Walsh, who was the chairman of Bespoke, [and he spent] 13 years as CEO and Chairman of Diageo. He created $80 billion of shareholder for Diageo. Mark Harms and Rob Berner, both partners in Bespoke, have over 30 years of investing.” Not only did the personalities click, but “the expertise that they brought to the table could help advise,” Wheatley added. “It was a faster way to go public than the traditional IPO way, and there was some level of certainty in the deal, unlike the traditional IPO.”

The infusion of capital will allow for major and likely rapid expansion, she said. “With this additional funding, we're going to be able to invest in platforms for direct to consumer. We're able to potentially acquire a direct-to-consumer brand or a direct-to-consumer company. We're able to look at brands that would fit our wholesale channel. It really gives us the investment dollars to further our innovation that we're doing for our big retailers.” Wheatley noted that, “We have a history of creating brands that work in the marketplace, either brands that we own or brands that we create for our retail partners, and this additional capital really will support any one of the channels I like to call our three-legged stool—wholesale, direct-to-consumer, and business to business.”

Steering the proverbial ship during the IPO process and beyond seems to have been what Wheatley was working toward her entire career, even if she didn’t know it at the beginning.

“I've been in the wine business for over 30 years,” she said. “I have worked at two privately held companies, [both] very large. I started my own wine business. I sold it to a privately held company, but I've never been involved in a publicly traded company. I believe,” she continued, “I may be the first female president of a wine company that's taken a $200 million company public.” Still, her experience with companies of that size is significant: She worked for E & J Gallo Winery, Sutter Home (now Trinchero Family Estates), and now Vintage Wine Estates. She was recognized as one of the Most Innovative Women in Wine from Food & Wine Magazine in 2016 and Wine Enthusiast Innovator of the Year 2018.

All along, Wheatley has made it a point to hire, promote, and empower women. “When Vintage Wine Estates acquired Canopy Management, the entire team came along with me. I have women in the organization that have created with me, [written] with me, thought with me for, some of them, over 20 years. So they're not my employees, they're my partners. They're my writing partners, they're my creating partners, they're my business partners, they're life partners, really…Many times, [they are] able to answer the question before I ask it, [which] is a really powerful creative tool.”

Now, Wheatley is poised to begin a new phase of her career. It’s a bigger one than she’s ever engaged in before, but if her past is any indication, she’ll find success there, too, as will the women she has worked with over the years.

“I've been in the wine business for over 30 years,” she explained. “And there weren't a lot of women leaders when I first started out. But I have always made it a point to advocate for women to be in leadership positions, to support young managers that were coming along.” It’s something that founder and CEO Pat Roney has long “advocated for, whether it be supporting me, supporting other women leaders, encouraging women leaders, supporting scholarships that we are currently involved with to elevate women in the industry,” Wheatley explained. “It's really part of the company DNA.”

It’s all about to pay off in ways that Wheatley could hardly have imagined when she first started.

Forward Looking Statements

Some of the statements contained in this document are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of BCAC’s and VWE’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC and VWE. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this document. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, BCAC has filed (1) with the SEC a preliminary consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which includes a preliminary consent solicitation statement of VWE and a preliminary prospectus of BCAC to be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a preliminary non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws to be distributed to BCAC shareholders. If required, BCAC also intends to file with Canadian securities regulatory authorities a proxy circular (the “Proxy Circular”) under Canadian securities laws to be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

Participants in the Solicitation

BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus and the Canadian Prospectus. Additional information may be set forth in the Proxy Circular and other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.